UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934

                          (Amendment No. _________)(1)



                      i shares: MSCI Chile Inv Mkt IDx FD
                                (Name of Issuer)


                              Exchange Traded Fund
                         (Title of Class of Securities)


                                   464286640
                                 (CUSIP Number)


                                 March 13, 2009
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464286640                   13G                      Page 1 of 4 Pages

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Baring Asset Management Limited
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3. SEC USE ONLY


--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           235,714
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         235,714
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   235,714
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     n/a                                                                     |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.12%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 464286640                   13G                      Page 2 of 4 Pages


Item 1(a).  Name of Issuer: C/O Barclay's Global Fund Advisors


Item 1(b). Address of Issuer's Principal Executive Offices:400 Howard Street San Francisco, CA 94105


Item 2(a).  Name of Person Filing: Baring Asset Management Limited


Item 2(b).  Address of Principal Business Office, or if None, Residence:

155 Bishopsgate
London, EC2M 3XY
United Kingdom


Item 2(c).  Citizenship:United Kingdom


Item 2(d).  Title of Class of Securities:Exchange Traded Fund


Item 2(e).  CUSIP Number:464286640


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)      |_| Broker or dealer registered under Section 15 of the Exchange
               Act.

      (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e)      |_| An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E)

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

      (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 464286640                   13G                      Page 3 of 4 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: See row 9 on page 2


     (b) Percent of class: See row 11 on page 2


     (c) Number of shares as to which such person has: See rows (5) through (8) on page 2

          (i) Sole power to vote or to direct the vote  235,714


          (ii) Shared power to vote or to direct the vote     0


          (iii) Sole power to dispose or to direct the disposition of 235,714


          (iv) Shared power to dispose or to direct the disposition of  0


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ]. N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

The clients of Baring Asset Management Limited, an investment adviser have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securites included on this Schedule. To the best of the investment adviser's knowledge, none of the clients own more than 5% of the outstanding securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A

Item 8.  Identification  and  Classification  of Members of the Group.

N/A
Item 9.  Notice of Dissolution of Group.
N/A

Item 10.  Certifications.



             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Baring Asset Management Limited

                                                    March 18, 2009
                                         ---------------------------------------
                                                         (Date)


                                             /s/  Christopher Biggins
                                         ---------------------------------------
                                                       (Signature)


                                               Chief Compliance Officer
                                         ---------------------------------------
                                                      (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

Attention:Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)